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06004118

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JORDAN, KNAUFF + CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 S. DEARBORN ST., STE 1500
(No. and Street)

CHICAGO (City) IL (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL COLLINS - COMPLIANCE OFFICER 312-252-3396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OSTROW, REISIN, BERK + ABRAMS, LTD. - MARK A. THOMSON, CPA
(Name – *if individual, state last, first, middle name*)

NBC TOWER, STE 2600, 455 N. CITYFRONT PLAZA DR, CHICAGO, IL 60611-55
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED 2006 WASH., D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/31/06

OATH OR AFFIRMATION

I, G. COOK JORDAN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JORDAN, KNAUFF + CO., LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-NONE-

[signature]
Signature

MANAGING PRINCIPAL
Title

[signature]
Notary Public

"OFFICIAL SEAL"
ROBERT RILEY
Notary Public, State of Illinois
My Commission Expires 04/26/07

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JORDAN, KNAUFF & COMPANY

YEARS ENDED DECEMBER 31, 2005 AND 2004

JORDAN, KNAUFF & COMPANY

YEARS ENDED DECEMBER 31, 2005 AND 2004

CONTENTS

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5555

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com
Chicago . Joliet

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
Jordan, Knauff & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of Jordan, Knauff & Company (the Company), as of December 31, 2005 and 2004 and the related statements of operations, changes in members' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Jordan, Knauff & Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, based upon our audits, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 1, 2006

JORDAN, KNAUFF & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31,	2005	2004
ASSETS		
Current assets:		
Cash	$ 305,633	$ 324,739
Accounts receivable	266,732	263,904
Due from member		5,889
Prepaid expenses	341	5,072
Total current assets	572,706	599,604
Property and equipment:		
Furniture and equipment	44,157	33,512
Less accumulated depreciation	28,060	19,102
Property and equipment, net	16,097	14,410
Total assets	$ 588,803	$ 614,014
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	$ 82,485	$ 59,219
Note payable, member	50,000	50,000
Total current liabilities	132,485	109,219
Members' capital	456,318	504,795
Total liabilities and members' capital	$ 588,803	$ 614,014

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF OPERATIONS

Years ended December 31,	2005	2004
Revenue:		
Fees	$ 1,253,195	$ 1,102,099
Interest	9,619	3,105
Total revenue	1,262,814	1,105,204
Operating expenses:		
Guaranteed payments to owners	278,000	303,648
Salaries	239,000	224,635
Subcontractor fees	212,666	73,582
Payroll taxes	18,520	13,363
Accounting fees	25,085	14,160
Bad debts	94,299	58,018
Deal support - consultants	44,500	19,500
Depreciation	11,000	9,913
Dues and subscriptions	16,987	11,861
Insurance - other	6,361	5,880
Legal and professional	24,561	34,010
Marketing and advertising	82,405	69,409
Medical insurance	25,957	30,883
Miscellaneous	12,614	3,306
Office supplies	6,575	7,981
Outsourced administration	102,852	62,742
Printing and reproduction	1,558	824
Rent	59,450	50,848
Telecommunications	7,862	17,423
Travel and entertainment	35,039	22,589
Total operating expenses	1,305,291	1,034,575
Operating income (loss)	(42,477)	70,629
Interest expense	6,000	6,035
Net income (loss)	$ (48,477)	$ 64,594

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Years ended December 31,	2005	2004
Members' capital:		
Balance, beginning of year	$ **504,795**	$ 440,201
Net income (loss)	**(48,477)**	64,594
Balance, end of year	$ **456,318**	$ 504,795

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CASH FLOWS

Years ended December 31,	2005	2004
Operating activities:		
Net income (loss)	$ (48,477)	$ 64,594
Adjustments to reconcile above to cash provided by (used in) operating activities:		
Depreciation	11,000	9,913
(Increase) decrease in operating assets:		
Accounts receivable	(2,828)	(77,722)
Due from member	5,889	(5,889)
Prepaid expenses	2,689	(710)
Increase in operating liabilities:		
Accounts payable and accrued expenses	23,266	14,271
Cash provided by (used in) operating activities	(8,461)	4,457
Investing activities:		
Purchase of furniture and equipment	(10,645)	(9,489)
Cash used in investing activities	(10,645)	(9,489)
Decrease in cash	(19,106)	(5,032)
Cash, beginning of year	324,739	329,771
Cash, end of year	$ 305,633	$ 324,739
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest		$ 9,000

See notes to financial statements.

1. Nature of business and significant accounting policies

Operations:

Jordan, Knauff & Company (the Company) is an Illinois Limited Liability Company formed in March 2001 for the purposes of conducting investment banking and company financing. The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by Jordan, Knauff & Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project™ (IDP™). Through an IDP™, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

The Company's revenue is derived primarily from providing investment banking services. Investment banking fees are recognized in the period when service is performed.

1. Nature of business and significant accounting policies (continued)

Accounts receivable:

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as necessary, any balance deemed uncollectible. Accounts receivable at December 31, 2005 and 2004 are expected to be fully collected.

Property and equipment and depreciation:

Furniture and equipment are recorded at cost. Depreciation is provided by the straight line method over the useful lives of assets.

Income taxes:

The Company is treated as a partnership for income tax purposes and, as such, is not taxed. Under Subchapter K of the Internal Revenue Code, each member is taxed on his distributive share of the Partnership's income whether or not that income is actually distributed.

2. Note payable, member

The Company signed a promissory note, dated June 30, 2003, with a member for the principal sum of $50,000 with interest at a rate of 12% per annum. According to the note, principal and interest shall be paid in full on or before June 30, 2005. During the year ended December 31, 2005, the member agreed to extend the term of the note to December 31, 2006. As of December 31, 2005 and 2004, no principal payments have been made. Total interest accrued at December 31, 2005 and 2004 was $6,000 and $9,000, respectively. Interest expense is approximately $6,000 for both December 31, 2005 and 2004.

3. Office lease

The company entered into a lease for office space in downtown Chicago effective May 1, 2004 through April 30, 2007, with a monthly rent of $4,000 for the term of the lease. Under terms of the lease, either party may cancel with 120 days notice to the other party. As of December 31, 2005, the Company expects to occupy the office space for the full term of the lease.

3. Office lease (continued)

Future minimum rental payments are as follows:

Year ending December 31,	Office space
2006	$ 48,000
2007	16,000
Total	$ 64,000

Rent expense for the years ended December 31, 2005 and 2004 was $59,450 and $50,848.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or shall not exceed 8 to 1 for twelve months after commencing business as a broker dealer. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005 and 2004, the Company had net capital of $162,716 and $208,792, respectively, which was $157,716 and $203,792 in excess of its required net capital of $5,000. At December 31, 2005 and 2004, the Company's net capital ratio was .8 to 1 and .5 to 1, respectively.

5. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

JORDAN, KNAUFF & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2005		
Total members' capital		$ 456,318
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 266,732	
Property and equipment, net	16,097	
Prepaid expenses	341	
Money market fund haircut	10,432	293,602
Net capital		162,716
Minimum net capital requirement		5,000
Excess net capital		$ 157,716
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 82,485
Note payable, member		50,000
Aggregate indebtedness		$ 132,485
Ratio of aggregate indebtedness to net capital		.8 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17 A-5		$ 161,818
Increase in other charges against capital		898
Net capital per above		$ 162,716

JORDAN, KNAUFF & COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2005

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5555

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com
Chicago . Joliet

Independent Affiliate of BKR International

Independent Auditors' Report on Internal Control

Members
Jordan, Knauff & Company
Chicago, Illinois

In planning and performing our audit of the financial statements of Jordan, Knauff & Company (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We noted no matters involving internal control, including control activities for safeguarding assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objective.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 1, 2006